Exhibit (h)

KfW Bylaws

in the version of 19 November 1968, taking account of the amendments, as established by the Board of Supervisory Directors and approved pursuant to article 8, paragraph 2 of the KfW Law by the authority exercising legal supervision, of 13 April 1973, 2 April 1974, 28 November 1977, 17 November 1987, 16 May 1988, 5 May 1995, 3 May 1996, 23 January 1998, 13 November 1998, 26 October 2000, 10 May 2001, 2 May 2003, 13 February 2008, 8 December 2010, 6 April 2011 and 2 July 2014 (the latter entered into force on 1 August 2014).

Article 1

Membership on the Executive Board

(1)	[1]Members of the Executive Board must be personally trustworthy and professionally qualified. [2]Legal rules on the incompatibility of offices and limitations on the number of offices to be held simultaneously must be complied with.

(2)	[1]Members of the Executive Board are appointed by the Board of Supervisory Directors upon recommendation by the Presidial and Nomination Committee. [2]The Board of Supervisory Directors may revoke the appointment of a member of the Executive Board for good cause.

(3)	1A member of the Executive Board shall initially be appointed for a term of office of no more than three years. [2]Each member may be reappointed for, or her or his term of office extended by, up to five years. [3]This requires another decision by the Board of Supervisory Directors pursuant to paragraph 2, first sentence, which may be taken no sooner than one year prior to the termination of the current term of office. [4]As a general rule, a member of the Executive Board shall not be appointed for a term of office extending beyond the statutory retirement age pursuant to the rules of Volume VI of the German Social Code (Sozialgesetzbuch Sechstes Buch (SGB VI)).

(4)	[1]The aggregate compensation of each member of the Executive Board must be appropriate in relation to her or his responsibilities and performance as well as the situation of KfW; when making decisions in this regard, the Presidial and Nomination Committee must take into account the recommendations made by the Remuneration Committee. [2]The conclusion of contracts of employment with members of the Executive Board is governed by article 6, paragraph 5.

Article 2

Duties of the members of the Executive Board

(1)	[1]Members of the Executive Board must commit sufficient time to the performance of their responsibilities. [2]They may only serve on the management or supervisory bodies of other undertakings or otherwise engage in secondary professional activities within the limits of the legal rules on the incompatibility of offices and limitations on the number of offices to be held simultaneously, and only with the approval of the chairperson of the Presidial and Nomination Committee.

(2)	Members of the Executive Board are subject to a comprehensive non-competition obligation during their services to KfW.

(3)	[1]Members of the Executive Board are bound to the corporate interests and may not pursue personal interests in their decisions. [2]Each member of the Executive Board must disclose conflicts of interest to the other members of the Executive Board before any decision is taken. [3]Conflicts of interest are to be disclosed to the chairperson of the Presidial and Nomination Committee, who shall then communicate such information to the Presidial and Nomination Committee at their next meeting.

(4)	[1]All transactions between KfW and any member of the Executive Board or persons they are close to or undertakings with which they have a close personal relationship must comply with the standards customary in the sector. [2]Material transactions between KfW and the aforementioned persons must be approved by the Board of Supervisory Directors.

(5)	With the exception of programme loans, KfW may not grant any loans to the members of its Executive Board; the Board of Supervisory Directors must be informed of any programme loans granted, unless they require its approval pursuant to article 4, paragraph 1, number 3.

(6)	[1]The members of the Executive Board are bound to maintain secrecy. [2]They may not make unauthorised use of business secrets of which they become aware during the performance of their responsibilities. [3]These obligations continue to apply after the end of their services to KfW.

(7)	The members of the Executive Board may not demand or accept from third parties any gratuities or other benefits in connection with their activities for themselves or for other persons, nor may they grant unjustified benefits to third parties.

Article 3

Responsibilities and internal organisation of the Executive Board

(1)	[1]The Executive Board is responsible for conducting KfW’s business and administering its assets in conformity with the law and with these Bylaws. [2]It sees to the implementation of the decisions taken by the Board of Supervisory Directors.

(2)	[1]The Executive Board is accountable for duly performing its responsibilities. [2]In the case of a business decision there is no breach of duty by a member of the Executive Board if she or he had reasonable cause to believe, at the time of decision, to be acting upon adequate information in KfW’s best interest.

(3)	[1]The Executive Board shall establish rules of procedure which govern the performance of its responsibilities in detail. [2]These rules of procedure are subject to the approval of the Board of Supervisory Directors pursuant to article 9, paragraph 2, number 6.

Article 4

Limitation of the power of the Executive Board to conduct the business and administer the assets of KfW

(1)	It is only with the prior approval of the Board of the Supervisory Directors that the Executive Board may

1.	acquire, increase, dispose of and reduce strategic equity investments pursuant to article 2, paragraph 3 of the KfW Law;

2.	conduct other operations within the meaning of article 2, paragraph 3 of the KfW Law, provided they are not otherwise subject to the approval of the Board of Supervisory Directors pursuant to these Bylaws and provided they are of fundamental significance for KfW; fundamental significance is presumed in particular in relation to transactions which may lead to a fundamental change in KfW’s net assets, financial position, earnings position or risk structure;

3.	grant loans to governing and related bodies.

(2)	1It is only with the prior approval of the Presidial and Nomination Committee that the Executive Board may decide on important administrative matters. [2]These include, in particular, the acquisition and disposal of real estate for KfW’s business purposes as well as the allocation of responsibilities within the Executive Board and any material changes thereto.

(3)	It is only with the prior approval of the Risk and Credit Committee that the Executive Board may

1.	grant

a)	direct financing or such indirect financing in which KfW assumes full or partial liability vis-à-vis the on-lending bank for the solvency of the ultimate borrower (in each case article 2, paragraph 1 of the KfW Law) if, in the individual case, the following amounts are reached:

aa)	if the borrower has an internal rating of at least “investment grade” (M8 and above), the amount of EUR 100 million,

bb)	if the borrower has an internal rating below “investment grade” (M9 and below) or if there is no internal rating, the amount of EUR 50 million,

cc)	if operative equity investments are acquired or increased, a transaction value of EUR 12.5 million;

in the case of indirect financing, account is to be taken only of the ultimate borrower for the approval requirement and the internal rating;

b)	unsecured loans and guarantees pursuant to article 3, paragraph 2, second sentence and article 3, paragraph 3 of the KfW Law if, in the individual case, the amount of EUR 50 million is reached;

c)	short-term financing pursuant to article 3, paragraph 1, second sentence, and article 3, paragraph 3 of the KfW Law;

d)	global loans outside Germany (article 2, paragraph 1 of the KfW Law) if, in the individual case, the amount of EUR 50 million is reached;

in all cases described in number 1, the relevant date for determining the loan amount and the internal rating of the borrower is the date of the internal approval of the loan by KfW;

2.	issue debt securities (article 4, paragraph 1 of the KfW Law);

3.	take up loans (article 4, paragraph 1 of the KfW Law) in foreign currency, and

4.	execute swap transactions.

(4)	Paragraphs 1 to 3 apply unless the Board of Supervisory Directors has made other regulations.

(5)	Should, in exceptional cases, the need for a decision to be taken swiftly make it impossible to obtain prior approval in the cases referred to in paragraph 1, numbers 1 and 2, and paragraphs 2 and 3, subsequent authorisation by the Board of Supervisory Directors or by the responsible committee must be obtained at the next subsequent opportunity, stating the reason for the urgency.

(6)	Paragraph 1, number 1 and paragraph 3 do not apply to financings for the account of a third party (article 3, paragraph 4 of the KfW Law).

Article 5

Reporting by the Executive Board to the Board of Supervisory Directors and its Committees

(1)	1At regular intervals of no more than three months the Executive Board must report promptly and extensively in text form to the Board of Supervisory Directors on the course of business, taking into account all relevant matters relating to planning, the risk situation, risk management and the financial position of KfW. [2]The reports also include KfW’s operationally relevant subsidiaries. [3]The Executive Board must report to the chairperson and to the deputy chairperson of the Board of Supervisory Directors in written form on any significant event. [4]In urgent cases the report may be made verbally to either the chairperson or to the deputy chairperson of the Board of Supervisory Directors; in such cases, a subsequent written report must be made to both the chairperson and the deputy chairperson of the Board of Supervisory Directors without undue delay. [5]The reports must conform to the principles of conscientious and honest accountability.

(2)	[1]The Executive Board reports regularly to the Risk and Credit Committee, at least once every half-year, on

1.	financings granted to credit institutions for the purpose of forwarding to ultimate borrowers (article 3, paragraph 1, first sentence, second half-sentence of the KfW Law) including global loans in Germany, provided that the total exposure to those credit institutions from such financings exceeds the amount of EUR 100 million;

2.	cases under article 4, paragraph 3, number 1, lit. a, lit. b or lit. c, in which the total exposure to a group of connected clients, or where such group is permissibly not formed, to a main business partner, exceeds the amount of EUR 200 million;

3.	the number and total volume of such financings which individually do not amount to the amount of EUR 25 million, as well as on such individual financings which amount to at least that amount but do not reach the threshold values specified in article 4, paragraph 3, number 1, lit. a and lit. b, provided in each case that

a)	they can be classified under those direct financings pursuant to article 4, paragraph 3, number 1, lit. a, which are governed by article 2, paragraph 1, number 1, lit. a to lit. f, of the KfW Law or

b)	they are unsecured loans and guarantees pursuant to article 4, paragraph 3, number 1, lit. b;

4.	global loans outside Germany which do not amount to the threshold value specified in article 4, paragraph 3, number 1, lit. d;

5.	derivative transactions concluded with financial institutions, provided that the total exposure to such financial institutions deriving from such transactions exceeds the amount of EUR 1 billion.

[2]The	first sentence does not apply to financings for the account of a third party (article 3, paragraph 4 of the KfW Law).

(3)	The power of the Risk and Credit Committee pursuant to article 13, paragraph 1, number 4 to specify reporting obligations different from paragraphs 1 and 2 remains unaffected.

Article 6

Representation of KfW

(1)	[1]Declarations by KfW must generally be made in written form and are binding on KfW if they are made jointly either by two members of the Executive Board or by one member of the Executive Board together with an authorised representative (article 6, paragraph 3, second sentence of the KfW Law). [2]In the case of written declarations, the signatures of two members of the Executive Board or of one member of the Executive Board and of an authorised representative must be added to the name of KfW. [3]The members of the Executive Board are exempted from the restrictions of article 181, second alternative of the German Civil Code (Bürgerliches Gesetzbuch); they may also exempt authorised representatives from the restrictions of article 181, second alternative of the German Civil Code. [4]On specific instruction by the Executive Board

1.	documents may also be signed with binding effect by two authorised representatives,

2.	written declarations by KfW that are generated or transmitted with the aid of automatic equipment may be made with binding effect with facsimile signatures or, if supported by a corresponding note, may be made with binding effect with two mechanically added names of members of the Executive Board or of authorised representatives, and

3.	declarations by KfW may also be made with binding effect by two authorised representatives by means of electronic transmission.

(2)	Irrespective of the designation of the function of the authorised representatives and subject to any internal limitations of their power of representation, the provisions of articles 49, 50, 52 and 54 of the German Commercial Code (Handelsgesetzbuch) concerning authorised officers (Prokuristen) and authorised signatories (Handlungsbevollmächtigte) apply mutatis mutandis to the scope of their power of representation.

(3)	[1]The names of the members of the Executive Board and of the authorised representatives whose power of representation corresponds to that of an authorised officer within the meaning of article 49 of the German Commercial Code must be published in the Federal Gazette (Bundesanzeiger) without undue delay. [2]The same applies to any change in the identity of the members of the Executive Board and of the authorised representatives concerned.

(4)	Where a declaration has to be made towards KfW, it is sufficient if such declaration is made towards one member of the Executive Board (article 6, paragraph 4 of the KfW Law).

(5)	[1]The Board of Supervisory Directors represents KfW in legal transactions or legal disputes with members of the Executive Board. [2]In such matters, the Board of Supervisory Directors is represented by its chairperson. [3]Legal transactions with members of the Executive Board must be made in written form. [4]Legal transactions with members of the Executive Board entered into by the chairperson of the Board of Supervisory Directors are subject to the approval of the Presidial and Nomination Committee, legal disputes with members of the Executive Board are subject to the approval of the Board of Supervisory Directors.

(6)	[1]The Board of Supervisory Directors, represented in turn by its chairperson, represents KfW in engaging advisors pursuant to article 9, paragraph 5. [2]Assignments must be set out in written form.

Article 7

Membership on the Board of Supervisory Directors

(1)	1In its entirety, the Board of Supervisory Directors must possess the knowledge, skills and experience required for the performance of its responsibilities. [2]The members of the Board of Supervisory Directors must have the necessary expertise to perform their office and must be reliable, sufficiently independent and able to commit sufficient time to the performance of their office.

(2)	The Board of Supervisory Directors consists of seven members who are ex officio members of the Board of Supervisory Directors pursuant to article 7, paragraph 1, number 1 and number 2 of the KfW Law, and of thirty members who are appointed pursuant to article 7, paragraph 1, numbers 3 to 7 of the KfW Law by the Federal bodies named therein (hereinafter referred to as appointed members of the Board of Supervisory Directors).

(3)	Legal rules on the incompatibility of offices and limitations on the number of offices to be held simultaneously must be complied with in the appointment of members of the Board of Supervisory Directors.

(4)	No person shall be a member of the Board of Supervisory Directors if she or he has business or private dealings with KfW or the members of its Executive Board which give rise to a substantial and not merely temporary conflict of interests.

(5)	[1]Each Federal body competent for appointments pursuant to article 7, paragraph 1, numbers 3 to 7 of the KfW Law takes into account any job descriptions and candidate profiles provided by the Presidial and Nomination Committee when appointing members to the Board of Supervisory Directors. [2]Appointments are to be made with a view to an equal representation of women. [3]Reappointment of a person as a member of the Board of Supervisory Directors is permitted. [4]As a general rule, the statutory retirement age pursuant to the rules of SGB VI shall not have been reached on appointment or reappointment.

(6)	[1]The regular term of office of appointed members of the Board of Supervisory Directors is three years. [2]It regularly begins on a 1 January and ends on 31 December of the third year of office. [3]The chairperson of the Board of Supervisory Directors must notify the member concerned and the Federal body competent to appoint a successor of the impending expiry of the term of office of a member of the Board of Supervisory Directors no later than on 31 October of the final year of the term of office.

(7)	[1]Appointed members of the Board of Supervisory Directors may resign their office by means of a written declaration to the chairperson of the Board of Supervisory Directors. [2]Appointed members may be recalled at any time by the Federal body having appointed them. [3]A member shall resign or be recalled particularly if a conflict of interests in the sense of paragraph 4 arises.

(8)	In case the term of office of an appointed member of the Board of Supervisory Directors ends prematurely, the competent Federal body appoints a replacement member for the remainder of the term of office.

(9)	[1]The members of the Board of Supervisory Directors pursuant to article 7, paragraph 1, numbers 1 and 2 of the KfW Law shall designate by name specific persons as their representatives vis-à-vis KfW from the group of persons permitted to act as their representatives. [2]In the event of a designation pursuant to the first sentence, the relevant member of the Board of Supervisory Directors may only be represented by the designated persons.

(10)	[1]The members of the Board of Supervisory Directors are paid a remuneration, the amount of which is determined by the authority exercising legal supervision. [2]In addition, they are paid travel expenses and a daily allowance for attending meetings of the Board of Supervisory Directors, its committees and advisory councils.

Article 8

Duties of the members of the Board of Supervisory Directors

(1)	[1]The members of the Board of Supervisory Directors are accountable to KfW for duly performing their responsibilities. [2]In the case of a business decision there is no breach of duty by a member of the Board of Supervisory Directors if she or he had reasonable cause to believe, at the time of the decision, to be acting upon adequate information in KfW’s best interest.

(2)	[1]Members of the Board of Supervisory Directors must commit sufficient time to the performance of their responsibilities. [2]They may only serve on the management or supervisory bodies of other undertakings within the limits of the legal rules on the incompatibility of offices and limitations on the number of offices to be held simultaneously. [3]Members of the Board of Supervisory Directors must inform KfW before they accept any additional office on a management or supervisory body. [4]In its annual report, the Board of Supervisory Directors shall provide information on the attendance of members at meetings of the Board of Supervisory Directors and its committees.

(3)	[1]Members of the Board of Supervisory directors are bound to the corporate interests and may not pursue personal interests in their decisions. [2]Each member of the Board of Supervisory Directors must disclose conflicts of interest to the chairperson of the Board of Supervisory Directors or of the respective committee before any decision is taken. [3]In its annual report, the Board of Supervisory Directors shall provide information on conflicts of interest that have occurred and how they were handled.

(4)	[1]With the exception of programme loans, KfW may not grant any loans to the members of its Board of Supervisory Directors; the Board of Supervisory Directors must be informed of any programme loans granted, unless they require its approval pursuant to article 4, paragraph 1, number 3. [2]No consultancy or other service and work agreements between any members of the Board of Supervisory Directors and KfW shall be concluded. [3]In addition, the provisions of article 2, paragraph 4 apply mutatis mutandis.

(5)	[1]The members of the Board of Supervisory Directors are bound to maintain secrecy; secrecy must also be ensured if third parties are involved. [2]They may not make unauthorised use of business secrets of which they become aware during the performance of their responsibilities. [3]These obligations continue to apply after the end of their office on the Board of Supervisory Directors.

(6)	[1]The members of the Board of Supervisory Directors undergo the necessary training to acquire and maintain the expertise required by law. [2]KfW will appropriately assist them in this regard.

(7)	Without prejudice to any other legal obligations, the members of the Board of Supervisory Directors shall observe in particular the legal prohibition on insider trading.

Article 9

Responsibilities and powers of the Board of Supervisory Directors

(1)	1It is the responsibility of the Board of Supervisory Directors to deliberate and continuously supervise the conduct of KfW’s business and the administration of its assets by the Executive Board (article 7, paragraph 4, first sentence of the KfW Law). [2]In doing so, it must supervise the Executive Board also with regard to the compliance with the relevant bank supervisory laws and regulations, insofar as these apply or apply mutatis mutandis to KfW. [3]The Board of Supervisory Directors must commit sufficient time to the consideration of strategies, risks and the remuneration systems for the Executive Board and employees.

(2)	Without prejudice to the powers arising from its general supervisory powers, the Board of Supervisory Directors has the power

1.	to appoint members of the Executive Board and to revoke appointments pursuant to article 1, paragraph 2;

2.	to approve the annual planning;

3.	to approve the annual financial statement (article 9, paragraph 2 of the KfW Law);

4.	to propose the auditor to be appointed by the authority exercising legal supervision (article 9, paragraph 1 of the KfW Law);

5.	to adopt amendments to the Bylaws (article 8 of the KfW Law);

6.	to approve the rules of procedure for the Executive Board;

7.	to approve measures taken by the Executive Board with respect to general business and asset management pursuant to article 4, paragraph 1;

8.	to specify additional approval requirements in relation to the conclusion of certain transactions or types of transactions;

9.	to give general instructions to the Executive Board (article 7, paragraph 4, second sentence of the KfW Law).

(3)	1In addition to the regular reports regulated or provided for in these By-Laws, the Board of Supervisory Directors may demand the Executive Board to provide an extraordinary report on matters concerning KfW at any time. [2]An individual member of the Board of Supervisory Directors may also request an extraordinary report to be provided to the Board of Supervisory Directors; if the Executive Board refuses the report, it may then only be demanded if another member of the Board of Supervisory Directors supports the demand.

(4)	The Board of Supervisory Directors is responsible for representing KfW as against the members of the Executive Board pursuant to article 6, paragraph 5.

(5)	[1]Within the scope of its responsibilities and insofar as required, the Board of Supervisory Directors may engage advisors who need not be members of the Board of Supervisory Directors. [2]The details are governed by article 6, paragraph 6.

Article 10

Internal Structure of the Board of Supervisory Directors; its Committees and Advisory Councils

(1)	[1]The chairperson of the Board of Supervisory Directors (article 7, paragraph 1, number 1 of the KfW Law) coordinates the work of the Board of Supervisory Directors and attends to its concerns externally. [2]The powers of committee chairpersons to make direct contact with the heads of certain divisions pursuant to articles 11 to 14 remain unaffected.

(2)	[1]The chairperson and the deputy chairperson of the Board of Supervisory Directors maintain regular contact with the Executive Board and discuss strategies, risks and business development with it. [2]In case of any significant event (article 5, paragraph 1, third and fourth sentences), the chairperson informs the Board of Supervisory Directors and, if necessary, convenes an extraordinary meeting.

(3)	[1]For the purpose of performing the responsibilities assigned to it, the Board of Supervisory Directors establishes committees from among its members pursuant to articles 11 to 14 (ordinary committees). [2]The committee members must have the knowledge, skills and experience necessary to perform the respective responsibilities. [3]For the committee members appointed by the Board of Supervisory Directors equally qualified deputies shall be appointed at the same time. [4]At least one member of each ordinary committee shall also be a member of another ordinary committee. [5]In accordance with article 7, paragraph 5 of the KfW Law, power to treat matters finally and make final decisions in place of the Board of Supervisory Directors may be delegated to each ordinary committee. [6]Responsibilities which are assigned to an ordinary committee in accordance with the following provisions are assigned to this committee for final treatment, unless otherwise specified in these Bylaws. [7]Each ordinary committee appoints one of its members as chairperson, who coordinates the work of the committee and regularly reports to the Board of Supervisory Directors as a whole; each ordinary committee also appoints a deputy committee chairperson.

(4)	1In addition, the Board of Supervisory Directors may establish and dissolve further committees from among its members. [2]As a general rule, at least two committee members shall be appointed from among the members of the Board of Supervisory Directors pursuant to article 7, paragraph 1, numbers 1 and 2 of the KfW Law. [3]Paragraph 3, fifth sentence applies mutatis mutandis.

(5)	[1]The Board of Supervisory Directors has the power to appoint advisory councils composed of advisors to be engaged pursuant to article 9, paragraph 5. [2]The Board of Supervisory Directors must be informed at its next meeting of the principal results of any advisory council meetings.

(6)	[1]The Board of Supervisory Directors shall establish rules of procedure which govern the activities of the Board of Supervisory Directors and its committees in detail. [2]The rules of procedure may also include rules that apply to any advisory councils.

Article 11

Presidial and Nomination Committee

(1)	The Presidial and Nomination Committee has the following responsibilities:

1.	1It attends to fundamental business and corporate policy matters. [2]The responsibility of the Board of Supervisory Directors for the treatment of and decision-making on the strategy and business policy of KfW remains unaffected hereby.

2.	1It attends to legal and administrative matters and approves important administrative matters pursuant to article 4, paragraph 2 as well as legal transactions with members of the Executive Board pursuant to article 6, paragraph 5, fourth sentence. [2]When structuring the contracts of employment for members of the Executive Board, it takes into account the recommendations of the Remuneration Committee.

3.	[1]For urgent matters under numbers 1 and 2 it has the power to make final decisions (urgent decisions) in place of the Board of Supervisory Directors; number 1, second sentence, remains unaffected. [2]The chairperson of the Board of Supervisory Directors decides whether a matter is urgent. [3]She or he informs the members of the Board of Supervisory Directors without delay about the urgent decisions taken.

4.	1It prepares job descriptions with candidate profiles for positions on the Executive Board, and chooses candidates to fill vacancies on the Executive Board; it provides the Board of Supervisory Directors with a recommendation for the appointment. [2]It may assist the Federal bodies competent for appointments in selecting persons to be appointed to the Board of Supervisory Directors. [3]In doing so, it takes account of the balance and diversity of knowledge, skills and experience of all the members of the respective body, prepares corresponding job descriptions and candidate profiles for the Federal body competent for appointment pursuant to article 7, paragraph 1, numbers 3 to 7 of the KfW Law, and specifies the time commitment associated with the position.

5.	[1]Regularly, at least once every year, it assesses the structure, size, composition and performance of the Executive Board and the Board of Supervisory Directors, and makes corresponding recommendations to the Board of Supervisory Directors; in so doing, it seeks to ensure that decision-making within the Executive Board is not influenced by individual persons or groups in any way detrimental to KfW. [2]In the assessment of the Board of Supervisory Directors its committees are also taken into account. [3]In addition, account is to be taken of the particular status of KfW as a national public-law promotional bank and entity of the public sector, which is reflected in the responsibilities and composition of the Board of Supervisory Directors and its committees.

6.	[1]Regularly, at least once every year, it assesses the knowledge, skills and experience of the individual members of the Executive Board and the members of the Board of Supervisory Directors, and of the respective body in its entirety. [2]Number 5, third sentence applies mutatis mutandis.

7.	Together with the Executive Board, it ensures that there is a long-term succession concept for the Executive Board.

8.	It develops an objective to encourage representation on the Board of Supervisory Directors of the underrepresented gender, and a strategy to achieve this objective.

9.	It reviews the policy for selection and appointment of senior management in KfW and makes corresponding recommendations to the Executive Board.

10.	[1]Without prejudice to the responsibilities of the Remuneration Committee, the responsibilities of the Presidial and Nomination Committee also include deliberation and decision-making on the system of remuneration for the Executive Board including the contractual components, and regular reviewing of this system. [2]Decisions on the basic structure of the remuneration system for the Executive Board are taken by the Board of Supervisory Directors.

(2)	[1]The Presidial and Nomination Committee is composed of the Federal Minister of Finance and the Federal Minister for Economic Affairs and Energy, and five members to be appointed by the Board of Supervisory Directors. [2]As a general rule, one member pursuant to each of article 7, paragraph 1, numbers 3 to 7 of the KfW Law shall be appointed.

(3)	As a general rule, the chairperson of the Board of Supervisory Directors shall be appointed as chairperson of the Presidial and Nomination Committee, and the deputy chairperson of the Board of Supervisory Directors shall be appointed as the deputy chairperson of the committee.

(4)	[1]For the purpose of the performance of its responsibilities pursuant to paragraph 1, numbers 4, 5, 6, 8 and 9, the Presidial and Nomination Committee may use any resources that it deems appropriate, and may also engage external advisors; article 9, paragraph 5 applies mutatis mutandis. [2]KfW provides sufficient funding to this end.

Article 12

Remuneration Committee

(1)	The Remuneration Committee has the following responsibilities:

1.	It monitors the appropriate structure of the remuneration systems for the Executive Board and employees and, in particular, the appropriate structure of the remuneration of the heads of the risk control function and compliance function and of such employees who have a material impact on the overall risk profile of KfW; it assesses the effects of the remuneration systems on risk, capital and liquidity management.

2.	1It advises the Presidial and Nomination Committee with regard to the remuneration paid to members of the Executive Board. [2]It advises the Board of Supervisory Directors in relation to decisions on the basic structure of the remuneration system for the Executive Board (article 11, paragraph 1, number 10, second sentence). [3]In particular, the Remuneration Committee takes account of the implications of decisions taken for the risk and risk management of KfW; it takes the long-term interests of shareholders, investors, other stakeholders and the public interest into account.

3.	It monitors the proper inclusion of internal control and all other relevant divisions in the structuring of the remuneration systems.

(2)	[1]The Remuneration Committee is composed of the Federal Minister of Finance and the Federal Minister for Economic Affairs and Energy, and five committee members to be appointed by the Board of Supervisory Directors. [2]As a general rule, one member pursuant to each of article 7, paragraph 1, numbers 3 to 7 of the KfW Law shall be appointed. [3]At least one committee member must have sufficient expertise and professional experience in the areas of risk management and risk controlling, with particular emphasis on mechanisms to align remuneration systems with overall risk tolerance, risk strategy and the own funds of KfW.

(3)	1As a general rule, the chairperson of the Board of Supervisory Directors shall be appointed as chairperson of the Remuneration Committee, and the deputy chairperson of the Board of Supervisory Directors shall be appointed as the deputy chairperson of the committee. [2]The chairperson of the committee may request information directly from the head of the internal audit division and from the heads of those divisions that are responsible for structuring the remuneration systems. [3]She or he must inform the Executive Board hereof.

(4)	1In the performance of its responsibilities, the Remuneration Committee shall cooperate with the Risk and Credit Committee and shall seek advice internally, for example, from the risk controlling division. [2]For the purpose of the performance of its responsibilities, the Remuneration Committee may engage external advisors; article 9, paragraph 5 applies mutatis mutandis.

Article 13

Risk and Credit Committee

(1)	The Risk and Credit Committee has the following responsibilities:

1.	It advises the Board of Supervisory Directors on the current and future overall risk tolerance and overall risk strategy of KfW and assists it with monitoring the implementation of this strategy by senior management.

2.	1It ensures that conditions in customer business are in line with the business model and the risk structure of KfW. [2]If this is not the case, the Risk and Credit Committee shall submit proposals to the Executive Board on how conditions in customer business may be structured as to be in line with the business model and the risk structure of KfW.

3.	1It analyses whether the incentives set by the remuneration system take into account the risk, capital and liquidity structure of KfW, and the probability and maturity of revenues. [2]The responsibilities of the Remuneration Committee remain unaffected. [3]The chairperson of the Risk and Credit Committee shall communicate the result of the analyses to the chairperson of the Remuneration Committee.

4.	Notwithstanding article 5, paragraphs 1 and 2, it may specify the type, scope, format and frequency of information that the Executive Board must present to the Board of Supervisory Directors or its committees on the subject of strategy and risk.

5.	It decides on the approval of matters pursuant to article 4, paragraph 3.

(2)	The Risk and Credit Committee is composed of the Federal Minister of Finance, the Federal Minister for Economic Affairs and Energy, the Federal Minister of Economic Cooperation and Development, and the Federal Minister for the Environment, Nature Conservation, Building and Nuclear Safety, and eleven committee members to be appointed by the Board of Supervisory Directors, including, as a general rule, one member pursuant to article 7, paragraph 1, number 3 of the KfW Law, two members pursuant to article 7, paragraph 1, number 4 of the KfW Law, and at least three members pursuant to article 7, paragraph 1, number 5 of the KfW Law.

(3)	1As a general rule, a member pursuant to article 7, paragraph 1, number 5 of the KfW Law shall be appointed as chairperson of the Risk and Credit Committee, and the chairperson of the Board of Supervisory Directors shall be appointed as deputy chairperson of the committee. [2]For the purpose of the performance of the committee’s responsibilities pursuant to paragraph 1, numbers 1 to 4, the chairperson of the committee may request information directly from the head of the internal audit division and from the head of the risk controlling division. [3]She or he must inform the Executive Board hereof.

(4)	For the purpose of the performance of its responsibilities pursuant to paragraph 1, numbers 1 to 4, the Risk and Credit Committee may engage external advisors; article 9, paragraph 5 applies mutatis mutandis.

Article 14

Audit Committee

(1)	The Audit Committee has the following responsibilities:

1.	It monitors the accounting process.

2.	It monitors the effectiveness of the risk management system, in particular the internal control system and the internal audit system.

3.	1It monitors the auditing of the annual financial statements, in particular with respect to the auditor’s independence and the services provided by the auditor (scope, frequency, reporting). [2]It makes recommendations to the Board of Supervisory Directors regarding the auditor to be proposed for appointment pursuant to article 9, paragraph 1, second sentence of the KfW Law; it also advises the Board of Supervisory Directors on the dismissal of the auditor, should this be necessary.

4.	It monitors the Executive Board’s prompt remediation, by suitable measures, of any deficiencies identified by the auditor.

5.	It deals with the determination of the main points of the audit.

6.	It makes recommendations to the Board of Supervisory Directors regarding the approval of the annual financial statements and the adoption of the consolidated financial statements.

(2)	[1]The Audit Committee is composed of the Federal Minister of Finance and the Federal Minister for Economic Affairs and Energy, and six committee members to be appointed by the Board of Supervisory Directors including, as a general rule, one member pursuant to article 7, paragraph 1, number 3 of the KfW Law, two members pursuant to article 7, paragraph 1, number 4 of the KfW Law, and at least three members pursuant to article 7, paragraph 1, number 5 of the KfW Law. [2]A person who has been a member of the Executive Board in the previous three years shall not be a member of the Audit Committee.

(3)	[1]The chairperson of the Audit Committee must have expertise in accounting and auditing; as a general rule, a member of the Board of Supervisory Directors pursuant to article 7, paragraph 1, number 5 of the KfW Law shall be appointed as chairperson of the committee. [2]As a general rule, the chairperson of the Board of Supervisory Directors shall be appointed as deputy chairperson of the Audit Committee.

(4)	With regard to the responsibilities of the Audit Committee pursuant to paragraph 1, numbers 1 to 4, the provisions of article 13, paragraph 3, second and third sentences apply mutatis mutandis.

Article 15

Loan Conditions

1KfW may determine the conditions according to which the intermediary credit institution has to forward loans to the borrower. 2In particular, it may stipulate that the amount of the loan may only be disbursed in accordance with progress made in the project financed through the loan.

Article 16

Issuance of Guarantees

(1)	Pursuant to article 2, paragraph 1 of the KfW Law, KfW may also issue guarantees or similar commitments for portfolios of loan obligations.

(2)	Guarantees may also be issued for loans taken up abroad in either domestic or foreign currencies.

Article 17

Export Finance

(1)	KfW may participate in the financing of export transactions on a syndicated basis (article 2, paragraph 1, number 4, lit. b, lit. aa, read in conjunction with article 3, paragraph 1, third sentence of the KfW Law) if KfW’s financing conditions are not more favourable or less favourable for KfW than the conditions of the other members of the syndicate and if, in addition, the following conditions are fulfilled:

1.	In case of a financing requested and lead-managed by one or more credit institutions or financing institutions:

a)	the request and/or lead management is not made or carried out by a promotional institution (Förderinstitut) or a financing institution in which KfW directly or indirectly:

aa)	holds the majority of the subscribed capital, or

bb)	holds the majority of the voting rights, or

cc)	may appoint more than half the members of the undertaking’s administrative, management or supervisory body

and

b)	the share of the financing volume provided by promotional institutions does not exceed 50%, unless the other members of the syndicate agree, in individual cases, to authorise a larger share of no more than 75 % for the promotional institutions.

2.	In the case of a financing on the initiative and/or under the lead of KfW:

a)	KfW works with at least one other co-lead arranger that is neither a promotional institution nor a financing institution associated with KfW as described in number 1, lit. a, and

b)	the share of the financing volume provided by KfW does not exceed 25%, unless the other members of the syndicate agree, in individual cases, to authorise a larger share of no more than 50 % for KfW or the participating promotional institutions, and

c)	when entering into syndicated financings KfW agrees to be guided by the principle of cooperating with all credit institutions established in the European Union.

(2)	Pursuant to article 2, paragraph 1, number 4, lit. b, lit. bb, read in conjunction with article 3, paragraph 1, third sentence of the KfW Law, KfW may finance export transactions on its own if the project involves countries which do not have sufficient financing offers in accordance with the following criteria:

1.	the project involves a country in OECD country risk category 7, or

2.	the project involves a country in OECD country risk category 5 or 6 that is also in part I of the list of the OECD Development Assistance Committee of countries receiving development assistance; in that case, the financing volume must remain below EUR 50 million and the financing term must exceed four years.

Article 18

Business with Affiliated Undertakings

(1)	1KfW must receive remuneration in line with market conditions for refinancing funds, guarantees and other services which it provides in accordance with its legal powers for an undertaking in which it holds a participation. [2]Neither KfW nor the Federal Republic (Bund) nor the Federal States (Länder) may assume institutional liability (Anstaltslast) or unlimited liability for the liabilities of the affiliated undertaking or issue a guarantee regarding its continuance.

(2)	KfW must also remunerate the services of such undertakings in line with market conditions.

(3)	[1]The limitations do not apply to services related to the performance of promotional tasks as stated in article 2, paragraph 1, numbers 1 to 4 of the KfW Law or of similar promotional tasks conferred on the undertaking by a law or on the basis of a law. [2]Other statutory limitations remain unaffected.

Article 19

Public Corporate Governance Code of the Federal Republic; Declaration of Conformity

(1)	[1]The Executive Board and the Board of Supervisory Directors annually declare that the recommendations of the Public Corporate Governance Code of the Federal Republic in the respective applicable version have been, and continue to be, complied with. [2]Any deviation from the recommendations is justified in a comprehensible way. [3] The declaration is made permanently available to the public on KfW’s website and published as part of the Corporate Governance Report. [4]The audit of the annual financial statement also ascertains whether the declaration regarding the Public Corporate Governance Code of the Federal Republic has been made and published.

(2)	1In addition to the declaration pursuant to paragraph 1, the aggregate remuneration of each member of the Executive Board and each member of the Board of Supervisory Directors is also listed individually, itemised and presented in a generally comprehensible form in the Corporate Governance Report published annually by the Executive Board and the Board of Supervisory Directors. [2]With regard to members of the Executive Board, the benefits that had been promised to the member or former member in the event of the termination of her or his activity or that were granted to her or him in the course of the business year are also specified. [3]With regard to members of the Board of Supervisory Directors, remuneration paid to a member by KfW or benefits granted on the basis of her or his personal performance, in particular consultancy and brokerage services, will also be specified separately.

This translation is for convenience purposes only. Only the German original text of these Bylaws is legally binding.